                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                            Pursuant to Section 15(d)
                   of the Securities and Exchange Act of 1934

              For the fiscal years ended December 31, 1997 and 1996

                         Commission file number 1-12082

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
                            c/o Hanover Direct, Inc.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Hanover Direct, Inc.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
Hanover Direct, Inc. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Hanover Direct, Inc. Savings and Retirement Plan (the "Plan"), formerly The Horn & Hardart Company Savings Plan, as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York                                           ARTHUR ANDERSEN LLP
June 11, 1998

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (formerly The Horn & Hardart Company Savings Plan)
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                                                         1997
                                            ---------------------------------------------------------------------------------------
                                               Stable    Spectrum    Spectrum      New      International    Hanover
                                               Value      Income      Growth     Horizons       Stock      Direct, Inc.
                                                Fund       Fund        Fund        Fund         Fund        Stock Fund      Total
                                            ---------------------------------------------------------------------------------------
ASSETS:
 Fund receivable                            $   24,198  $    9,908  $   22,741  $   18,736    $  6,381      $  1,131         83,095
 Plan participant loan receivable              446,640          --          --          --          --            --        446,640
 Unallocated contributions                          --          --          --          --          --            --             --
 Investment in Fund                          4,016,561   2,182,790   6,846,725   1,423,975     490,074            --     14,960,125
 Investment in Hanover Direct, Inc. Common
 Stock (at market) - T. Rowe Price                --          --          --          --          --         622,060        622,060
                                            ---------------------------------------------------------------------------------------
                            Total assets     4,487,399   2,192,698   6,869,466   1,442,711     496,455       623,191     16,111,920

LIABILITIES AND FUND BALANCE:
 Contributions payable to:
 Hanover Direct, Inc and Subs (Forfetures)     161,982          --          --          --          --            --        161,982
                                            ---------------------------------------------------------------------------------------
      Net assets available for benefits     $4,325,417  $2,192,698  $6,869,466  $1,442,711    $496,455      $623,191     15,949,938
                                            =======================================================================================

                                                                                         1996
                                            --------------------------------------------------------------------------------------
                                              Stable     Spectrum    Spectrum     New     International    Hanover
                                              Value       Income      Growth    Horizons      Stock      Direct, Inc.
                                               Fund        Fund        Fund       Fund        Fund        Stock Fund       Total
                                            --------------------------------------------------------------------------------------
ASSETS:
 Fund receivable                            $       --  $       --  $       --  $     --    $     --     $        --   $        --
 Plan participant loan receivable              411,083                                                                     411,083
 Unallocated contributions
 Investment in Fund                          4,079,812   2,127,453   6,130,853   829,618     294,855                    13,462,591
 Investment in Hanover Direct, Inc. Common                                                                                      --
 Stock (at market) - T. Rowe Price                                                                           169,969       169,969
                                            --------------------------------------------------------------------------------------
                            Total assets     4,490,895   2,127,453   6,130,853   829,618     294,855         169,969    14,043,643

LIABILITIES AND FUND BALANCE:
 Contributions payable to:                                                                                                      --
 Hanover Direct, Inc and Subs (Forfetures)     130,302                                                                     130,302
                                            --------------------------------------------------------------------------------------
      Net assets available for benefits     $4,360,593  $2,127,453  $6,130,853  $829,618    $294,855     $   169,969   $13,913,341
                                            ======================================================================================

        The accompanying notes are an integral part of these statements.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (formerly The Horn & Hardart Company Savings Plan)
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                           Stable      Spectrum     Spectrum       New      International    Hanover
                                           Value        Income       Growth      Horizons      Stock       Direct, Inc.     Plan
                                           Fund          Fund         Fund         Fund        Fund         Stock Fund     Totals
                                        -------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS:
 Interest/dividend income               $  235,027   $  156,609   $  694,841   $   34,596     $ 26,010      $      --   $ 1,147,083
 Change in plan participant loan
   receivable                              (11,756)     (26,784)     (82,977)      24,937       11,444            990       (84,146)
 Contributions
    Participants                           847,134      200,218      443,971      416,746      162,354         14,882     2,085,305
    Hanover Direct, Inc. and
       subsidiaries (net of credited
       forfeitures of $0 in 1997)          146,859       56,551      118,255      109,010       42,918          4,141       477,734
 Interfund transfers                       (76,278)     (41,979)      45,875       66,054       31,590        (25,262)           --
                                        -------------------------------------------------------------------------------------------
          Total additions                1,140,986      344,615    1,219,965      651,343      274,316         (5,249)    3,625,976
                                        -------------------------------------------------------------------------------------------

DECREASE IN NET ASSETS:
 Disbursements, withdrawals,
   terminations and administrative
   costs                                 1,183,272      355,544      787,544      121,914       49,001         21,514     2,518,789
 Unallocated forfeitures                    (7,110)       7,817       22,214        5,716        2,709            334        31,680
 Net change in depreciation
   (appreciation) on fund
   investments                                  --      (83,991)    (328,406)     (89,380)      21,006       (480,319)     (961,090)
                                        -------------------------------------------------------------------------------------------
         Total deductions (additions)    1,176,162      279,370      481,352       38,250       72,716       (458,471)    1,589,379
                                        -------------------------------------------------------------------------------------------
            Net increase (decrease)        (35,176)      65,245      738,613      613,093      201,600        453,222     2,036,597

NET ASSETS AVAILABLE FOR
 BENEFITS, beginning of year             4,360,593    2,127,453    6,130,853      829,618      294,855        169,969    13,913,341

                                        -------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
 BENEFITS, end of year                  $4,325,417   $2,192,698   $6,869,466   $1,442,711     $496,455      $ 623,191   $15,949,938
                                        ===========================================================================================

         The accompanying notes are an integral part of this statement.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

               (formerly The Horn & Hardart Company Savings Plan)

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 and 1996

1. DESCRIPTION OF THE PLAN

The Hanover Direct, Inc. Savings and Retirement Plan (the "Plan"), formerly The Horn & Hardart Company Savings Plan, commenced April 1, 1983. Participation in the Plan is available to all eligible employees of Hanover Direct, Inc. and its subsidiaries (the "Company") who have attained the age of 21, have credit for not less than one year of service (1,000 hours), and have applied for participation in the Plan.

Participants whose annual base salary is under $66,000 may make pretax contributions of up to 10% of their total annual compensation ("Employee Contribution"). The Company matches one-third of these pretax contributions up to 6% of their total annual compensation ("Employer Contribution"). These same participants may contribute an additional amount up to 10% of their total annual compensation on a voluntary basis ("Voluntary Contribution"). The Voluntary Contributions are not tax-deferred and therefore, are considered to be an after-tax contribution. Voluntary Contributions are not matched by the Company. The participants have the right to elect that contributions (Employee, Employer, and Voluntary Contributions) be allocated to any combination of six funds. During the first quarter of 1996, the six funds were Fixed Income Fund, Hanover Direct, Inc. Stock Fund, a party in interest, Conservative Bond Fund, Capital Growth Fund, Conservative Equity Fund, and a Balanced Value Fund. Paine Webber Trust Company ("PWTC") served as trustee of these funds. As of April 1, 1996 the Plan's assets became administered by T. Rowe Price Retirement Plan Services, Inc. ("TRP"). As of April 1, 1996 and during 1997 the following five funds were available: Stable Value Fund, Spectrum Income Fund, Spectrum Growth Fund, New Horizons Fund and International Stock Fund. The Hanover Direct, Inc. Stock Fund also remains available to participants and is entrusted to TRP.

A participant whose total annual compensation is in excess of $66,000, or a highly compensated employee ("HCE"), is limited to pretax contributions of 5% of their total annual compensation. The Company matches one-third of these contributions. No Voluntary Contributions are permitted by an HCE.

The maximum limitation on employee pretax contributions was $9,500 for both years. The HCE maximum compensation limit for contributions for 1997 and 1996 was $160,000 and $150,000, respectively. The Plan elected to maintain a 5% maximum contribution level on HCEs, limiting this group to a maximum contribution of $8,000 and $7,500 for 1997 and 1996, respectively.

There were 1,112 and 1,155 participants in the Plan at December 31, 1997 and 1996, respectively.

A participant will become 100% vested in the account value of the Employer's Contribution upon the earlier of: the completion of five calendar years of vesting service, retirement or termination after reaching age 62, death while an employee, or because of permanent disability. Participants are fully vested in their Employee Contributions immediately. A participant may elect to withdraw from his/her Voluntary Contribution account an amount not to exceed his/her vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Company's contribution for that particular year. In 1996, forfeitures amounted to $130,302. No portion of this total was utilized to reduce Employer Contributions during 1996, however, they were used to reduce Employer Contributions to participants in 1997. In 1997, total forfeitures amounted to $161,982, none of which was utilized to reduce Employer Contributions during 1997.

Participants are allowed to take out loans of up to 50% of their individual vested balance as of the most current Plan valuation. The minimum loan is $500 while the maximum is $50,000. The loans can be for a period between one to five years, in whole year increments, bearing a fixed rate of interest of the prime rate plus one percent, determined at the time of loan issuance. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

The Plan participant loan receivable amounted to $446,640 and $411,083 at December 31, 1997 and 1996, respectively, with interest rates ranging from 7% to 10%. Vested benefits payable to terminated employees at December 31, 1997 amounted to $810,692.

The Plan is administered by the Administrative Committee (the "Committee") which is comprised of three persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

Administrative costs of the Plan that were borne by Hanover Direct, Inc. were $10,174 and $36,730 in 1997 and 1996, respectively. As of April 1, 1996, certain administrative costs of the Plan are borne by participants of the Plan and amounted to $33,360 in 1997. These costs are included in disbursements, withdrawals, terminations and administrative costs.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in the Company's common stock are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. In 1996, investments held by PWTC in the Fixed Income Fund, Conservative Bond Fund, Balanced Value Fund, Conservative Equity Fund, and Capital Growth Fund are stated at market value. In 1996 and 1997, investments held by TRP in the Stable Value Fund, Spectrum Income Fund, Spectrum Growth Fund, New Horizons Fund, International Stock Fund and the Company's Stock Fund are stated at market value. Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported using the moving weighted average method.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. INVESTMENTS

On April 1, 1996, the Company transferred the Plan funds from PWTC to TRP. The Plan's participants were given the option to invest in five new funds, in addition to the Company's Stock Fund. The PWTC funds were transferred to the TRP funds in such a way as to consistently invest participant funds into funds with like investment strategies. These new funds are as follows: The Stable Value Fund is a common trust fund which invests in investment contracts selected by TRP which are reported at their estimated fair value. The Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic and foreign bond funds. It may allocate up to 25% of its assets to stock funds. The Spectrum Growth fund seeks long-term capital appreciation and growth of income, with current income as a secondary objective. It invests primarily in domestic stock funds and also in a foreign stock fund. The New Horizons Fund provides long-term capital growth by investing primarily in common stocks of small rapidly growing companies. The International Stock Fund seeks to provide capital appreciation through investment in well-established non-US companies. Contributions to the Hanover Direct, Inc. Stock Fund were invested in the common stock of the Company, a party in interest. As of December 31, 1997 and 1996, the stock fund held 207,353 and 226,626 shares, respectively, at corresponding market values of $622,060 and $169,969. The stock price at June 10, 1998 was $3.00 per share. All of the above-mentioned investments exceed 5% of the Plan's net assets available for benefits as of December 31, 1997 with the exception of the International Stock Fund and the Hanover Direct, Inc. Stock Fund.

4. CONTRIBUTION RECEIVABLE

The contribution receivable consists of unallocated Employee and Employer Contributions owed to the fund as of the plan year-end. There were no such receivables at December 31, 1996. For 1997, there were contributions receivable of $83,095. The unallocated Employee and Employer contributions owed to the fund for 1997 were received by the fund in January 1998.

5. CONTRIBUTION PAYABLE

The December 31, 1996 contribution payable consists of unvested Employer Contributions forfeited by terminated Plan participants. The forfeited amounts were used to reduce the Company's contributions to participants in 1997.

6. NET DEPRECIATION (APPRECIATION) ON FUND INVESTMENTS

The net depreciation/(appreciation) of fund investments at December 31, 1997 consists of unrealized appreciation of approximately $863,000 and an aggregate realized gain of approximately $99,000. The Plan sold investments during the 1997 Plan year with approximate aggregate costs of $2.16 million, resulting in aggregate proceeds of approximately $2.23 million. The realized gain/loss on the investments sold is the difference between the market value at the beginning of the Plan year (or on the purchase date if purchased during the Plan year) and the date of sale.

7. PLAN TERMINATION

The Plan may be terminated at any time at the Company's sole discretion, although the Company has not expressed any intention to do so currently. Upon termination, contributions by the Company and participants cease and all Company contributions which had been credited to each participant's account become fully vested immediately.

8. TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of October 6, 1994, is qualified under Section 401(k) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes. The Plan was amended and restated during the year ended December 31, 1989 to reflect the impact of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988.


9.  OTHER INFORMATION

There were no transactions with parties-in-interest, as defined by the Employee Retirement Income Securities Act of 1974, for the years ended December 1997 and 1996. There were no loans, fixed income obligations or leases which were either in default or classified as uncollectable at December 31, 1997 and 1996.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             HANOVER DIRECT, INC. SAVINGS AND
                                                     RETIREMENT PLAN

DATE: June 29, 1998

                                        By:  /s/ Larry Svoboda
                                             -----------------------------------
                                             Larry Svoboda
                                             Senior Vice President
                                             Chief Financial Officer

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (formerly The Horn & Hardart Company Savings Plan)
                              FORM 5500 - ITEM 27A
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997

                                                                     Current
                 Description                              Cost        Value
                 -----------                          ------------------------
INVESTMENT IN:
   STABLE  VALUE PORTFOLIO - T. Rowe Price
   Retirement Plan Services, Inc.                     $ 4,016,561  $ 4,016,561

   SPECTRUM INCOME PORTFOLIO - T. Rowe Price
   Retirement Plan Services, Inc.                       2,105,002    2,182,790

   SPECTRUM GROWTH PORTFOLIO - T.Rowe Price
   Retirement Plan Services, Inc.                       6,579,992    6,846,725

   NEW HORIZONS PORTFOLIO - T. Rowe Price
   Retirement Plan Services, Inc.                       1,341,877    1,423,975

   INTERNATIONAL STOCK PORTFOLIO - T. Rowe
   Price Retirement Plan Services, Inc.                   514,406      490,074

   HANOVER DIRECT, INC. COMMON STOCK(1)                   161,769      622,060

PLAN PARTICIPANT LOAN RECEIVABLE(2)                       446,640      446,640
                                                      ------------------------
 TOTAL ASSETS HELD FOR INVESTMENT PURPOSES            $15,166,247  $16,028,825
                                                      ========================

(1)   Represents party in interest. Common stock par value is $.667 per share.
(2) Terms of these loans generally range from 1 to 5 years and bear interest ranging from 7.0% to 10.0%.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (formerly The Horn & Hardart Company Savings Plan)
                              FORM 5500 - ITEM 27D
                     SCHEDULE OF REPORTABLE TRANSACTIONS (1)
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             SERIES OF TRANSACTIONS

             Identity of                                                                                       Expense
               Party                                                 Number   Purchase    Selling   Lease   Incurred With
              Involved                       Description           of Shares  Price (2)  Price (2)  Rental   Transaction
-----------------------------------------------------------------  --------------------------------------------------------
T. Rowe Price Retirement Plan
Services, Inc.                 Investment in Stable Value Fund     1,042,506   $ 1.00      $  --     $   --     $   --

T. Rowe Price Retirement Plan
Services, Inc.                 Investment in Stable Value Fund     1,143,089       --       1.00                    --

T. Rowe Price Retirement Plan
Services, Inc.                 Investment in Spectrum Growth Fund     88,144    16.03         --         --         --

T. Rowe Price Retirement Plan
Services, Inc.                 Investment in Spectrum Growth Fund  1,065,574                0.94

             Identity of
               Party                           Current      Net
              Involved              Cost        Value      Gain
-------------------------------  --------------------------------
T. Rowe Price Retirement Plan
Services, Inc.                   $1,042,506  $1,042,506  $     --

T. Rowe Price Retirement Plan
Services, Inc.                    1,143,089   1,143,089        --

T. Rowe Price Retirement Plan
Services, Inc.                    1,412,687   1,412,990      (303)

T. Rowe Price Retirement Plan
Services, Inc.                      943,976   1,003,311   (59,335)

                             INDIVIDUAL TRANSACTIONS

             Identity of                                                                                       Expense
               Party                                                 Number   Purchase    Selling   Lease   Incurred With
              Involved                       Description           of Shares  Price (2)  Price (2)  Rental   Transaction
-----------------------------------------------------------------  --------------------------------------------------------
T. Rowe Price Retirement Plan
Services, Inc.                 Investment in Stable Value Fund      854,537    $   --      $ 1.00    $   --     $   --

T. Rowe Price Retirement Plan
Services, Inc.                 Investment in Spectrum Growth Fund    44,399     15.65

T. Rowe Price Retirement Plan
Services, Inc.                 Investment in Spectrum Growth Fund    47,763      --         16.13        --         --

             Identity of
               Party                           Current      Net
              Involved              Cost        Value      Gain
-------------------------------  --------------------------------
T. Rowe Price Retirement Plan
Services, Inc.                   $854,537     $854,537         --

T. Rowe Price Retirement Plan
Services, Inc.                    694,841      694,841         --

T. Rowe Price Retirement Plan
Services, Inc.                    724,087      770,454    (46,367)

(1)   Defined as five percent of Plan net assets at beginning of Plan year.
(2)   Average price

                                    EXHIBIT 1

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Hanover Direct, Inc.'s (formerly The Horn & Hardart Company) previously filed Registration Statement File No. 2-94286.



New York, New York                                           ARTHUR ANDERSEN LLP
June 29, 1998